Exhibit 99.1

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MOGU Announces Unaudited Financial Results for the Six Months Ended September 30, 2023

HANGZHOU, China, December 15, 2023 /BUSINESS WIRE/ -- MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended September 30, 2023.

Mr. Fan Yiming, Chief Executive Officer of MOGU, commented, “Throughout 2023, China's online retail industry experienced heightened competition, with the focus shifting from customer scale to customer value on the various platforms. Against the backdrop of a saturated online traffic environment and escalating customer acquisition costs, our new customer acquisition fell short of expectations. In the first half of fiscal year 2024, our gross merchandise value (GMV1) decreased by 22.3% year-on-year to RMB2,196 million.

In order to cope with this new competition, we have proactively adjusted our commodity categories and supply chain. In the past months, we have restructured our platform from a traditional e-commerce platform to a professional service platform in beauty and personal care, health, baby, foods and other categories. We also provide the merchants on our platform with a series of differentiated services in sourcing supply chain, product selection, brand extension and other support. These measures drove our users' growth in some commodity categories. In the future, we will further strengthen our e-commerce live streaming service capabilities and channels to generate new business growth points.”

“During the first half of fiscal year of 2024, our total revenues decreased by 27.5% to RMB83.3 million. The loss from operations was RMB 52.1 million, compared to RMB48.1 million for the same period of fiscal year 2023. Over the past six months, we have diligently optimized our cost structure and improved operational efficiency, yielding positive outcomes. However, despite these efforts, the increasing cost of acquiring new customers and a decline in revenue prevented us from achieving our targeted operational results. Looking ahead, we will continue to focus on cost reduction and efficiency enhancements and continue looking for new revenue growth opportunities. We are confident that these measures will contribute to our overall financial resilience and sustainable growth. ” added Ms. Qi Feng, Financial Controller.

Highlights For the Six Months Ended September 30, 2023

•
Total revenues for the six months ended September 30, 2023 decreased by 27.5% to RMB83.3 million (US$11.4 million) from RMB114.8 million during the same period of the fiscal year 2023.
•
Live video broadcast (“LVB”) associated GMV for the six months ended September 30, 2023 decreased by 20.9% period-over-period to RMB2,137 million (US$292.9 million2).

•
GMV for the six months ended September 30, 2023 was RMB2,196 million (US$301.0 million), a decrease of 22.3% period-over-period.

1 GMV are to gross merchandise volume, refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

2 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2023, which was RMB7.2960 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Financial Results For the Six Months Ended September 30, 2023

Total revenues for the six months ended September 30, 2023 decreased by 27.5% to RMB83.3 million (US$11.4 million) from RMB114.8 million during the same period of the fiscal year 2023.

•
Commission revenues for the six months ended September 30, 2023 decreased by 22.4% to RMB55.6 million (US$7.6 million) from RMB71.7 million in the same period of the fiscal year 2023, primarily attributable to the lower GMV due to the heightened competitive environment.
•
Marketing services revenues for the six months ended September 30, 2023 decreased by 75.0% to RMB0.7 million (US$0.1 million) from RMB3.0 million in the same period of the fiscal year 2023, primarily attributable to the lower GMV due to the heightened competitive environment.
•
Financing solutions revenues for the six months ended September 30, 2023 decreased by 22.0% to RMB5.4 million (US$0.7 million) from RMB6.9 million in the same period of the fiscal year 2023. The decrease was primarily due to the decrease in the service fee of loans to users in line with the lower GMV.
•
Technology service revenues for the six months ended September 30, 2023 decreased by 34.5% to RMB18.4 million(US$2.5 million) from RMB28.1 million in the same period of fiscal year 2023, primarily attributable to the decrease of software service revenue as a result of weaker-than-expected operating results of Ruisha Technology.
•
Other revenues for the six months ended September 30, 2023 decreased by 39.0% to RMB3.1 million (US$0.4 million) from RMB5.2 million in the same period of the fiscal year 2023, primarily due to the decrease of promotion services revenue provided to financial institutions.

Cost of revenues for the six months ended September 30, 2023 decreased by 16.8% to RMB49.6 million (US$6.8 million) from RMB59.6 million in the same period of the fiscal year 2023, which was primarily due to the decrease in payroll of RMB 4.4 million, IT-related expenses of RMB 4.0 million and payment handling costs of RMB1.1 million, correlating with an overall reduction in revenue.

Sales and marketing expenses for the six months ended September 30, 2023 increased by 14.2% to RMB37.3 million (US$5.1 million) from RMB32.6 million in the same period of the fiscal year 2023, primarily due to increased spending on user acquisition activities of RMB8.4 million, which was partly offset by the a decrease in payroll costs of RMB 4.7 million.

Research and development expenses for the six months ended September 30, 2023 decreased by 33.7% to RMB13.9 million (US$1.9 million) from RMB20.9 million in the same period of the fiscal year 2023, primarily due to a decrease in payroll costs.

General and administrative expenses for the six months ended September 30, 2023 decreased by 14.7% to RMB27.9 million (US$3.8 million) from RMB32.7 million in the same period of the fiscal year 2023, primarily due to a decrease in payroll costs and professional service fees.

Amortization of intangible assets for the six months ended September 30, 2023 decreased by 90.9% to RMB1.8 million (US$0.3 million) from RMB20.0 million in the same period of the fiscal year 2023, primarily because the intangible assets recorded as a result of the business cooperation agreement MOGU entered into with Tencent in July 2018 have been fully amortized as of December 31, 2022.

Impairment of intangible assets for the six months ended September 30, 2023 increased to RMB9.9 million (US$1.4 million) from nil in the same period of fiscal year 2023, primarily due to the Company’s recognition of a full impairment charge of RMB9.9 million against its intangible assets arising from the acquisition of Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Technology”). The recorded impairments resulted from weaker-than-expected operating results which reflect an increasingly competitive business environment and the related limited future economic benefits expected to be generated from these intangible assets.

Loss from operations for the six months ended September 30, 2023 was RMB52.1 million (US$7.1 million), compared to a loss from operations of RMB48.1 million in the same period of the fiscal year 2023.

Net loss attributable to MOGU Inc. for the six months ended September 30, 2023 was RMB35.4 million (US$4.9 million), compared to a net loss attributable to MOGU Inc. of RMB57.4 million in the same period of the fiscal year 2023.

Adjusted EBITDA3 for the six months ended September 30, 2023 was negative RMB34.0 million (US$4.7 million), compared to negative RMB17.1 million in the same period of the fiscal year 2023.

Adjusted net loss4 for the six months ended September 30, 2023 was RMB32.8 million (US$4.5 million), compared to an adjusted net loss of RMB31.8 million in the same period of the fiscal year 2023.

Basic and diluted loss per ADS for the six months ended September 30, 2023 were RMB4.11 (US$0.56) and RMB4.11 (US$0.56), respectively, compared with RMB6.79 and RMB6.79, respectively, in the same period of the fiscal year 2023. Each ADS represents 300 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB470.3 million (US$64.5 million) as of September 30, 2023, compared with RMB562.8 million as of March 31, 2023.

3 Adjusted EBITDA represents net loss before (i) interest income, interest expense, loss/(gain) from investments, net, income tax benefits and share of results of equity investee, impairment of intangible assets and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

4 Adjusted net loss represents net loss excluding (i) loss/(gain) from investments, net, (ii) share-based compensation expenses, (iii) impairment of intangible assets, (iv) adjustments for tax effects. The Company excluded “amortization of intangible assets” as a non-recurring item in the presentation of adjusted net loss in its Unaudited Reconciliations of GAAP and Non-GAAP Results for the six months ended March 31, 2023 and fiscal year 2023. As a result, the Company made the corresponding change to the prior period comparative metrics to conform with this new definition. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses Non-GAAP measures, such as Adjusted EBITDA and Adjusted net income/loss as supplemental measures to review and assess operating performance. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, interest expense, loss/(gain) from investments, net, income tax benefits, share of results of equity investees, impairment of intangible assets, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding loss/(gain) from investments, net, impairment of intangible assets, share-based compensation expenses, and adjustments for tax effects. The Company excluded “amortization of intangible assets” as a non-recurring item in the presentation of adjusted net loss in its Unaudited Reconciliations of GAAP and Non-GAAP Results for the six months ended March 31, 2023 and fiscal year 2023. As a result, the Company made the corresponding change to the prior period comparative metrics to conform with the new definition. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these Non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are nonrecurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the Non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s ecommerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s ecommerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Ms. Crystal Lai

Phone: +852 2232 3907

E-mail:crystal.lai@christensencomms.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

MOGU INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	416,201	366,151	50,185
Restricted cash	810	510	70
Short-term investments	145,836	103,679	14,210
Inventories, net	144	113	15
Loan receivables, net*	7,229	3,278	449
Prepayments, receivables and other current assets*	69,126	99,135	13,588
Amounts due from related parties	1,260	1,311	180
Total current assets	640,606	574,177	78,697
Non-current assets:
Property and equipment, net	194,589	222,228	30,459
Intangible assets, net	12,554	1,026	141
Right-of-use assets	5,441	2,155	295
Investments	69,318	82,231	11,271
Other non-current assets*	63,640	46,430	6,364
Total non-current assets	345,542	354,070	48,530
Total assets	986,148	928,247	127,227
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,179	6,480	888
Salaries and welfare payable	13,550	8,293	1,137
Advances from customers	245	55	8
Taxes payable	11,126	3,809	522
Amounts due to related parties	4,196	4,692	643
Current portion of lease liabilities	2,654	1,485	204
Accruals and other current liabilities	270,717	265,218	36,351
Total current liabilities	310,667	290,032	39,753
Non-current liabilities:
Non-current lease liabilities	753	—	—
Deferred tax liabilities	3,369	1,614	221
Total non-current liabilities	4,122	1,614	221
Total liabilities	314,789	291,646	39,974
Shareholders’ equity
Ordinary shares	181	181	25
Treasury stock	(137,446)	(137,446)	(18,839)
Statutory reserves	3,331	3,331	457
Additional paid-in capital	9,484,664	9,487,453	1,300,364
Accumulated other comprehensive income	82,396	89,068	12,207
Accumulated deficit*	(8,795,764)	(8,832,878)	(1,210,647)
Total MOGU Inc. shareholders’ equity	637,362	609,709	83,567
Non-controlling interests	33,997	26,892	3,686
Total shareholders’ equity	671,359	636,601	87,253
Total liabilities and shareholders’ equity	986,148	928,247	127,227

*On April l, 2023, the Company adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), using the modified retrospective method and the adoption did not have material impact on the consolidated financial statements.

MOGU INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the six months ended
	September 30,
	2022	2023
	RMB	RMB	US$
Net revenues
Commission revenues	71,700	55,619	7,623
Marketing services revenues	2,982	746	102
Financing service revenues	6,930	5,403	741
Technology service revenues	28,077	18,388	2,520
Other revenues	5,157	3,146	431
Total revenues	114,846	83,302	11,417
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(59,641)	(49,602)	(6,799)
Sales and marketing expenses	(32,646)	(37,274)	(5,109)
Research and development expenses	(20,922)	(13,879)	(1,902)
General and administrative expenses	(32,741)	(27,914)	(3,826)
Amortization of intangible assets	(20,022)	(1,826)	(250)
Impairment of intangible assets	—	(9,945)	(1,363)
Other income, net	3,066	5,059	693
Loss from operations	(48,060)	(52,079)	(7,139)
Interest income	9,013	7,142	979
Interest expense	(328)	—	—
(Loss)/gain from investments, net	(19,431)	1,267	174
Loss before income tax and share of results of equity investees	(58,806)	(43,670)	(5,986)
Income tax benefits	1,086	1,662	228
Share of results of equity investee	(1,125)	(504)	(69)
Net loss	(58,845)	(42,512)	(5,827)
Net loss attributable to non-controlling interests	(1,407)	(7,105)	(974)
Net loss attributable to MOGU Inc.	(57,438)	(35,407)	(4,853)
Net loss	(58,845)	(42,512)	(5,827)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	18,495	4,970	681
Unrealized securities holding (losses)/gains, net of tax	(1,186)	1,702	233
Total comprehensive loss	(41,536)	(35,840)	(4,913)
Total comprehensive loss attributable to non-controlling interests	(1,407)	(7,105)	(974)
Total comprehensive loss attributable to MOGU Inc.	(40,129)	(28,735)	(3,939)
Net loss per share attributable to ordinary shareholders
Basic	(0.02)	(0.01)	(0.00)
Diluted	(0.02)	(0.01)	(0.00)
Net loss per ADS
Basic	(6.79)	(4.11)	(0.56)
Diluted	(6.79)	(4.11)	(0.56)
Weighted average number of shares used in computing net loss per share
Basic	2,537,852,017	2,581,758,960	2,581,758,960
Diluted	2,537,852,017	2,581,758,960	2,581,758,960
Share-based compensation expenses included in:
Cost of revenues	808	415	57
General and administrative expenses	5,069	1,763	242
Sales and marketing expenses	2,448	419	57
Research and development expenses	511	192	26

MOGU INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended
	September 30,
	2022	2023
	RMB	RMB	US$
Net cash used in operating activities	(16,020)	(32,907)	(4,510)
Net cash used in investing activities	(28,155)	(20,779)	(2,848)
Net cash used in financing activities	(2,972)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	1,509	3,336	457
Net decrease in cash and cash equivalents and restricted cash	(45,638)	(50,350)	(6,901)
Cash and cash equivalents and restricted cash at beginning of period	439,417	417,011	57,156
Cash and cash equivalents and restricted cash at end of period	393,779	366,661	50,255

MOGU INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the six months ended
		September 30,
		2022	2023
		RMB	RMB	US$
	Net loss	(58,845)	(42,512)	(5,827)
Add:	Interest expense	328	—	—
Less:	Income tax benefits	(1,086)	(1,662)	(228)
Less:	Interest income	(9,013)	(7,142)	(979)
Add:	Amortization of intangible assets	20,022	1,826	250
Add:	Depreciation of property and equipment	2,067	3,529	484
	EBITDA	(46,527)	(45,961)	(6,300)
Add:	Impairment of intangible assets	—	9,945	1,363
Add:	Share-based compensation expenses	8,836	2,789	382
Add:	Share of result of equity investees	1,125	504	69
Less:	Loss/(gain) from investments, net	19,431	(1,267)	(174)
	Adjusted EBITDA	(17,135)	(33,990)	(4,660)
	Net loss	(58,845)	(42,512)	(5,827)
Add:	Loss/(gain) from investments, net	19,431	(1,267)	(174)
Add:	Share-based compensation expenses	8,836	2,789	382
Add:	Impairment of intangible assets	—	9,945	1,363
Less:	Adjusted for tax effects	(1,235)	(1,755)	(241)
	Adjusted net loss	(31,813)	(32,800)	(4,497)